                                    FORM 11-K
                 FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE,
                                     SAVINGS
               AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

(Mark One)

[X]  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF
     1934

For the fiscal year ended December 31, 2002
                          ------------------------------------
                                       OR

[_] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from __________ to __________

Commission file number 001-09225

                         H.B. FULLER COMPANY THRIFT PLAN

                               H.B. FULLER COMPANY
                   1200 Willow Lake Boulevard, P.O. Box 64683
                         St. Paul, Minnesota 55164-0683

H.B. Fuller Company
Thrift Plan
Financial Statements and Supplemental Schedules
December 31, 2002 and 2001

H.B. Fuller Company Thrift Plan
Index
December 31, 2002 and 2001
--------------------------------------------------------------------------------

                                                                                         Page(s)
Report of Independent Auditors........................................................       F-1

Financial Statements

Statement of Net Assets Available for Benefits........................................       F-2

Statement of Changes in Net Assets Available for Benefits.............................       F-3

Notes to Financial Statements.........................................................  F-4-F-10

Supplemental Schedules

Schedule I: Schedule of Assets (Held at End of Year)..................................      F-11

Schedule II: Schedule of Reportable Transactions......................................      F-12

Note: Other schedules required by 29 CFR 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

                         Report of Independent Auditors

To the Participants and Administrator
of the H.B. Fuller Company Thrift Plan


In our opinion, the accompanying statement of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the H.B. Fuller Company Thrift Plan (the "Plan") at December 31, 2002 and 2001, and the changes in net assets available for benefits for the year ended December 31, 2002, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of the H.B. Fuller Company Thrift Plan, as listed in the accompanying index, are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulation for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


By: /s/ PricewaterhouseCoopers LLP


PricewaterhouseCoopers LLP
Minneapolis, Minnesota
June 20, 2003

H.B. Fuller Company Thrift Plan
Statement of Net Assets Available for Benefits
December 31, 2002 and 2001
--------------------------------------------------------------------------------

                                                 2002               2001

Assets
Cash                                       $      503,388     $      797,569
Investments, at fair value                    134,161,949        159,904,130
Receivables
 Participant contributions receivable             322,174            183,485
 Employer contributions receivable                146,258             90,146
Accrued income                                        982             10,760
                                           --------------     --------------
        Total assets                          135,134,751        160,986,090

Liabilities
Trade settlements payable                         209,564            119,076
                                           ==============     ==============
Net assets available for benefits          $  134,925,187     $  160,867,014
                                           ==============     ==============

   The accompanying notes are an integral part of these financial statements.

H.B. Fuller Company Thrift Plan
Statement of Changes in Net Assets Available for Benefits
Year Ended December 31, 2002
--------------------------------------------------------------------------------

Additions
Contributions
  Participant contributions                                   $    7,120,366
  Employer contributions                                           3,195,364
                                                              --------------
         Total contributions                                      10,315,730
                                                              --------------
Investment income (loss)
  Interest                                                           198,349
  Dividends                                                        1,569,032
  Net depreciation in fair value of investments                  (17,590,045)
  Other income                                                       363,509
                                                              --------------
         Total investment loss                                   (15,459,155)
                                                              --------------
Deductions
Distributions paid to participants                               (20,638,396)
Administrative expense                                              (160,006)
                                                              --------------
         Total deductions                                        (20,798,402)
                                                              --------------
         Net decrease                                            (25,941,827)

Net assets available for benefits
Beginning of year                                                160,867,014
                                                              --------------
End of year                                                   $  134,925,187
                                                              ==============

   The accompanying notes are an integral part of these financial statements.

H.B. Fuller Company Thrift Plan
Notes to Financial Statements
December 31, 2002 and 2001
--------------------------------------------------------------------------------

1.    Description of the Plan

      The following brief description of the H.B. Fuller Company Thrift Plan (the "Plan") is provided for general information purposes only. Participants should refer to the Plan document for more complete information regarding the Plan's definitions, benefits, eligibility and other matters.

      General
      The Plan is a contributory defined contribution plan covering all eligible employees of H.B. Fuller Company (the "Employer"). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA").

      Trustee
      The trustee for the Plan is Wells Fargo Minnesota, N.A. (the "Trustee").

      Eligibility and Contributions
      All regular full-time and part-time employees may begin contributing to the plan as soon as administratively practicable after their date of hire. To be eligible for the Company matching contribution, a full-time employee must have six months of employment and a part-time employee must have twelve months of service. To become a participant in the Plan, an employee must agree to make contributions equal to 1 percent of pre-tax compensation up to a maximum of 12 percent of pre-tax compensation for highly compensated participants and 25 percent for non-highly compensated participants each subject to a statutory maximum of $11,000 for 2002.

      The Employer makes contributions to employees' accounts by matching 100 percent of an employee's contributions, up to 4 percent of the employee's eligible compensation in the form of H.B. Fuller Company Common Stock. A participant's contribution may be invested in any combination of the following participant directed investment funds or in H.B. Fuller Company Common Stock. Investment funds include the Wells Fargo Stable Return Fund, PIMCO Total Return Bond Fund, Wells Fargo Index Equity Fund ("S&P 500"), Wells Fargo Small Company Growth Equity Fund, Wells Fargo Growth Balanced Fund, Janus Twenty Fund, Janus Overseas Fund, Wells Fargo S&P Midcap Index Fund and Van Kampen Common Stock. A participant's investment option for past and future contributions can be changed daily. Investment income is allocated to all participants on the basis of their respective account balances at the close of each daily fund valuation.

      A participant's voluntary contribution percentage amount can be changed or suspended at anytime. Employer contributions to the Plan cease during the suspension period.

      Participant Accounts
      Each participant's account is credited with (a) the participant's contribution, (b) the Employer's contribution, (c) an allocation of the Plan's investment income, and (d) discretionary Employer contributions. Allocations of the Plan's investment income are based on account balances, as defined in the Plan document.

H.B. Fuller Company Thrift Plan
Notes to Financial Statements
December 31, 2002 and 2001
--------------------------------------------------------------------------------

      Payment of Benefits
      On termination of service due to death or retirement, a participant may elect to receive a lump-sum amount equal to the value of the participant's vested interest in his or her account as defined in the Plan agreement. If the participant terminates employment at the age of 55 or older, he or she may elect to receive their distribution in installment payments as defined by the Plan agreement. For termination of service due to disability, a participant is eligible for distribution after 12 months of permanent disability. For termination of service due to other reasons, a participant will receive a lump sum amount equal to the value of the participant's vested interest in his or her account. The investment in H.B. Fuller Company Common Stock may be withdrawn in the form of shares of stock at the option of the Plan participant.

      Vesting
      Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company' matching and discretionary contribution portion of their accounts plus actual earnings thereon is based on years of eligible service. A participant is 100 percent vested after three years of credited service to the Employer, or upon age 65, disability or death.

      Participant Loans
      Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum of $50,000 or 50 percent of their account balance, whichever is less. The loans are collateralized by the balance in the participant's account and bear interest at rates equal to the current Wells Fargo prime rate at the time of the loan (4.25 percent at December 31, 2002). The rate will remain fixed over the term of the loan, usually 5-15 years. Participant loans are collateralized by a borrower's vested account balance and are repaid through payroll deductions. Participant loans at December 31, 2002, had interest rates ranging from 4.25 percent to 9.5 percent and mature at various dates through 2017. Principal and interest are repaid ratably through payroll deductions.

      Forfeitures
      Participants who terminate employment with the Employer forfeit the nonvested portion of the Employer's contribution to the participants' accounts. Amounts forfeited are used to reduce future Employer contributions. Forfeitures for the year ended December 31, 2002, were $59,698.

      Plan Termination
      Although it has no intention to do so, the Employer may, at any time, by action of its Board of Directors, terminate the Plan or discontinue contributions. Upon termination or discontinuance of contributions, all Employer contribution amounts in participant accounts will become fully vested.

2.    Summary of Significant Accounting Policies

      Basis of Accounting
      The accompanying financial statements are presented on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

      Investment Valuation

H.B. Fuller Company Thrift Plan
Notes to Financial Statements
December 31, 2002 and 2001
--------------------------------------------------------------------------------

      The fair values of the Plan's investments in H.B. Fully Company Common Stock are based on published quotations. The fair values of investments in securities of unaffiliated issuers are based on quoted market prices. Securities transactions are recorded on the trade date.

H.B. Fuller Company Thrift Plan
Notes to Financial Statements
December 31, 2002 and 2001
--------------------------------------------------------------------------------

      Interest and Dividends
      Interest income is recorded as earned on an accrual basis and dividend income is recorded on the ex-dividend date.

      Net Appreciation (Depreciation) in the Fair Value of Investments
      The Plan presents in the Statement of Changes in Net Assets Available for Benefits, the net appreciation (depreciation) in the fair value of investments, which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.

      Contributions
      Participant contributions are recorded in the period the Employer makes the payroll deductions. Employer matching contributions are recorded based on participant contributions.

      Concentration of Market Risk
      At December 31, 2002 and 2001, approximately 53 percent and 55 percent, respectively, of the Plan's net assets were invested in the common stock of H.B. Fuller Company. The underlying value of the H.B. Fuller Common Stock is entirely dependent upon the performance of H.B. Fuller Company and the market's evaluation of such performance. It is at least reasonably possible that changes in the fair value of H.B. Fuller Company Common Stock in the near term could materially affect participants' account balances and the amounts reported in the Statement of Net Assets Available for Benefits and the Statement of Changes in Net Assets Available for Benefits.

      Distributions to Participants
      Distributions to participants are recorded when the distribution is made.

      Plan Expenses
      The Company pays a portion of the administrative expenses of the Plan and a portion is paid by Plan participants within the Plan. Certain asset management and administrative fees of the Plan are charged against the Plan's investment income.

      Use of Estimates
      The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of investment earnings and expenses during the reporting period. Actual results could differ from those estimates.

      Risks and Uncertainties
      The Plan provides for various investment options in any combination of stocks, bonds and other investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants' account balances and the amounts reported in the Statement of Net Assets Available for Benefits and the Statement of Changes in Net Assets Available for Benefits.

      Payment of Benefits
      Benefits are recorded when paid.

H.B. Fuller Company Thrift Plan
Notes to Financial Statements
December 31, 2002 and 2001
--------------------------------------------------------------------------------

3.  Investments

    Investments, at fair value, include the following at December 31, 2002 and 2001:

                                                                    2002                    2001
    H.B. Fuller Company Common Stock,
    2,778,725 and 3,098,465 shares, respectively **            $  71,913,414   *       $  89,142,834   *
    Wells Fargo Stable Return Fund,
    507,907 and 509,961 shares, respectively                      17,333,347   *          16,437,563   *
    Wells Fargo Index Equity Fund,
    494,391 and 498,495 shares, respectively                      17,422,329   *          22,885,911   *
    Wells Fargo Growth Balanced Fund,
    421,580 and 467,836 shares, respectively                       9,894,477   *          13,281,851   *
    Wells Fargo Small Company Growth Equity Fund,
    268,948 and 265,947 shares, respectively                       4,886,794               6,864,080
    PIMCO Total Return Bond Fund,
    553,740 and 395,477 shares, respectively                       5,908,410               4,136,692
    Janus Twenty Fund,
    74,705 and 78,059 shares, respectively                         2,167,202               3,002,137
    Janus Overseas Fund,
    78,640 and 73,303 shares, respectively                         1,202,410               1,488,048
    Wells Fargo S&P Midcap Index Fund,
    11,965 shares                                                    381,794
    Van Kampen Common Stock Fund,
    13,356 shares                                                    164,813
    Participant loans receivable                                   2,886,959               2,665,014
                                                               -------------           -------------
                                                               $ 134,161,949           $ 159,904,130
                                                               =============           =============

    * Represents 5 percent or more of the Plan's net assets at the beginning of the Plan year.
    **  Nonparticipant directed investment, see Note 4.

    During 2002, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value by $17,590,045 as follows:

     Wells Fargo and Janus Mutual Funds                                                $ (10,946,381)
     H.B. Fuller Company Common Stock                                                     (7,896,672)
     Wells Fargo Stable Return Fund                                                          996,269
     PIMCO Total Return Bond Fund                                                            273,243
     Van Kampen Common Stock Fund                                                            (16,504)
                                                                                       -------------
                                                                                       $ (17,590,045)
                                                                                       =============

H.B. Fuller Company Thrift Plan
Notes to Financial Statements
December 31, 2002 and 2001
--------------------------------------------------------------------------------

4.    Nonparticipant Directed Investments

      Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant directed investments is as follows at December 31, 2002 and 2001:

                                                                   2002              2001
      Net assets
      H.B. Fuller Company Common Stock                       $  71,913,414       $  89,142,834
      Distributions payable to participants                       (211,973)
      Accrued income                                                   982               9,495
                                                             -------------       -------------
                                                             $  71,702,423       $  89,152,329
                                                             =============       =============

                                                                                  Year Ended
                                                                                 December 31,
                                                                                     2002

      Changes in net assets
      Contributions                                                              $   4,718,449
      Interest                                                                           7,466
      Dividends                                                                      1,263,256
      Other income                                                                     175,473
      Net depreciation of investments                                               (7,896,672)
      Distributions paid to participants                                            (9,596,852)
      Net transfers to participant directed investments                             (6,114,718)
      Administrative expenses                                                           (6,308)
                                                                                 -------------
                                                                                 $ (17,449,906)
                                                                                 =============

5.    Tax Status

      The Internal Revenue Service has determined and informed the Employer by a letter dated November 14, 1995, that the Plan is designed in accordance with applicable sections of the Internal Revenue Code ("IRC"). The Plan has been amended since receiving the determination letter; however, the Plan's administrator believes the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been included in the Plan's financial statements.

H.B. Fuller Company Thrift Plan
Notes to Financial Statements
December 31, 2002 and 2001
--------------------------------------------------------------------------------

6.   Related Party and Party-in-Interest Transactions

     Plan investments include H.B. Fuller Company Common Stock which is invested in shares of stock of the Employer. H.B. Fuller Company is the Plan sponsor and, therefore, these transactions qualify as party-in-interest. Purchases and sales of H.B. Fuller Company Common Stock for the year ended December 31, 2002, amounted to $7,355,058 and $13,640,302, respectively.

     The Plan also invests in various funds managed by Wells Fargo Minnesota, N.A. Wells Fargo Minnesota, N.A. is the trustee as defined by the Plan and, therefore, the related transactions qualify as party-in-interest. The Trustee is authorized to invest in securities under its management and control on behalf of the Plan. During 2002, the Trustee made purchases and sales of such securities amounting to $24,366,413 and $23,159,298, respectively.

H.B. Fuller Company Thrift Plan
Schedule of Assets (Held at End of Year)
December 31, 2002                                                     Schedule I
--------------------------------------------------------------------------------

(a)            (b)                           (c)                                    (d)               (e)
       Identity of Issuer,
           Borrower or                                               Units/                         Current
          Similar Party                  Description                 Shares         Cost             Value
*  Wells Fargo            H.B. Fuller Company Common
   Minnesota, N.A.         Stock                                    2,778,725   $ 49,779,324     $  71,913,414

*  Wells Fargo            Stable Return Fund
   Minnesota, N.A.         Pooled, Common & Collective                507,907        **             17,333,347

*  Wells Fargo            Index Equity Fund
   Minnesota, N.A.         Common Stock                               494,391        **             17,422,329

*  Wells Fargo            Growth Balanced Fund
   Minnesota, N.A.         Mutual Fund - Balanced                     421,580        **              9,894,477

*  Wells Fargo            Small Company Growth Equity Fund
   Minnesota, N.A.         Common Stock                               268,948        **              4,886,794

*  Wells Fargo            PIMCO Total Return Bond Fund
   Minnesota, N.A.         Corporate Bonds                            553,740        **              5,908,410

*  Wells Fargo            Janus Twenty Fund
   Minnesota, N.A.         Common Stock                                74,705        **              2,167,202

*  Wells Fargo            Janus Overseas Fund
   Minnesota, N.A.         Common Stock                                78,640        **              1,202,410

*  Wells Fargo            Van Kampen Common Stock Fund                 13,356        **                164,813
   Minnesota, N.A.

*  Wells Fargo
   Minnesota, N.A.        S&P Midcap Index Fund                        11,965        **                381,794

*  Participant Loans      Participant loans receivable,
                           interest at 4.25 percent to
                           9.5 percent, due at various
                           dates through 2017                                        **              2,886,959
                                                                                                 -------------
                               Total investments at end of
                               plan year                                                         $ 134,161,949
                                                                                                 =============

*  Represents party-in-interest.

** Historical cost information is not required for participant directed investments.

H.B. Fuller Company Thrift Plan
Schedule of Reportable Transactions*
Year Ended December 31, 2002                                         Schedule II
--------------------------------------------------------------------------------

Five percent of series of transaction by security issue:

                               Number of         Total Dollar Amount       Transaction      Net
                            ----------------  --------------------------
Security Issue              Purchases  Sales   Purchases       Sales          Cost          Gain
H.B. Fuller Common              27            $ 7,355,058                  $ 7,355,058
Stock                                   46                  $ 13,640,302     8,181,895   $ 5,458,407


* Transactions or series of transactions in excess of 5 percent of the current value of the Plan's assets at December 31, 2002, as defined in 29 CFR 2520.103-6 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under ERISA.

                         H.B. FULLER COMPANY THRIFT PLAN


                                    EXHIBITS


The following documents are filed as exhibits to this Report:

Exhibit No.                                    Document
-----------                                    --------

   (23)                            Consent of Independent Auditors

   (99)                         Certification pursuant to Section 906




                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                         H.B. FULLER COMPANY THRIFT PLAN



DATE June 30, 2003

By: /s/ Larry S. Morgan

Larry S. Morgan
Director of Compensation, Benefits and HRMS
H.B. Fuller Company
(Plan Administrator)

                                  EXHIBIT INDEX

Exhibit No.       Document                                     Method of Filing
----------        --------                                     ----------------
  (23)            Consent of Independent Auditors              Filed herewith electronically

  (99)            Certification pursuant to Section 906        Filed herewith electronically